UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41842

Abivax SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

7-11 boulevard Haussmann
75009 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

On November 14, 2024, Abivax SA (the "Registrant") issued a press release announcing key financial information as of September 30, 2024, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The preliminary financial data included in this Form 6-K has been prepared by, and is the responsibility of, the Registrant. PricewaterhouseCoopers Audit has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect thereto.

Exhibit Index

Exhibit 99.1	Press release, dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA (Registrant)

Date: November 14, 2024	/s/ Marc de Garidel
Chief Executive Officer